Exhibit 99.1

Updates the Status under Holding Foreign Companies Accountable Act

SHANGHAI, May 12, 2022 —  LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today updates its status under the Holding Foreign Companies Accountable Act (the “Act”). The Company was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer on May 9, 2022 following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022.

The Company understands that this identification under the Act and its implementation rules issued thereunder indicates that the SEC determined that the Company retained a registered public accounting firm that cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit report for its consolidated financial statements as of and for the fiscal year ended December 31, 2021. In accordance with the Act, the SEC shall prohibit a company’s shares or American depositary shares from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years.

The Company understands that the Act and its amendments were intended to ensure market transparency and help investors make informed decisions, and the Company has been actively exploring possible solutions to protect such interests. As the Company continues to monitor market developments and evaluate all strategic options, with the appropriate counsel and guidance, it would like to note that this update has no impact on business operations. The Company will continue to comply with applicable laws and regulations in both China and the U.S. and strive to maintain its listing status on the New York Stock Exchange.

About the Holding Foreign Companies Accountable Act

The Act is part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, and the preparation of such list is provided for in the Act and the SEC’s implementing rules. The Act requires the SEC to prohibit the securities of any issuer which is required to file periodic reports under the U.S. Securities Exchange Act of 1934, which includes the Company, from being traded on any of the U.S. securities exchanges, including the New York Stock Exchange, or on any over-the-counter market if the auditor of such issuer's financial statements is not subject to inspection by the PCAOB for three consecutive years, beginning in 2021. Under the current terms of the Act, the Company's American depositary shares will be delisted from the New York Stock Exchange in early 2024, unless the Act is amended to exclude the Company or the PCAOB is able to conduct a full inspection of the Company's auditor during the required timeframe. In addition, legislation is being considered in the United States to shorten the number of non-inspection years from three years to two.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.